EXHIBIT 99.1









                               ANNUAL REPORT 2000



                       VERSATEL TELECOM INTERNATIONAL N.V.



















                                [GRAPHIC OMITTED]

INDEX


Part I     Introduction........................................................3

Part II    Recommendation of the Board of Supervisory Directors................5

Part III   CEO's Overview......................................................8

Part IV    Financial Statements...............................................13

Part V     Other Information..................................................36

Part VI    Form 20-F..........................................................39

Part VII   Report of Stichting Continuiteit Versatel Telecom International...S-1

Part VIII  Report of Stichting Prioriteit Versatel Telecom International.....S-3

Part IX    Glossary..........................................................G-1



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
































Certain statements in this Annual Report 2000 are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Act of 1995. Such statements are based on the current expectations of the management of Versatel Telecom International N.V. only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products or services, inability to timely develop and introduce new technologies, products and services, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, and construction delays, which could cause the actual results or performance of the Company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the Company, we refer to the Company's reports filed from time to time with the U.S. Securities and Exchange Commission.

The Versatel brand is a registered trademark of Versatel Telecom International N.V.

                               Part I Introduction

Introduction



This report consists of the following parts, jointly forming the Annual Report 2000 of Versatel Telecom International N.V.:

o        Recommendation of the Board of Supervisory Directors
o        CEO's overview
o        Financial Statements
o        Other information
o        Form 20-F
o        Report of Stichting Continuiteit Versatel Telecom International
o        Report of Stichting Prioriteit Versatel Telecom International
o        Glossary

Versatel's ordinary shares are listed on the Euronext Exchanges in Amsterdam (formerly the Amsterdam Stock Exchange) and its American Depositary Shares on the Nasdaq National Market in the United States. Versatel is required to comply with extensive reporting requirements in the United States. As part of its U.S. reporting obligations, Versatel filed an annual report on Form 20-F for the year ended December 31, 2000, with the U.S. Securities and Exchange Commission (SEC) on March 30, 2001. The information provided in the Form 20-F is more extensive than required under Dutch regulations. The Form 20-F is included in an unabridged version in this Annual Report.

The Form 20-F consists of, amongst others:

o        Certain key financial data for the last five years;
o        An elaborate qualitative description of the Company and its operations;
o A description of the risk factors associated with the Company, its shares, the telecommunications market and the regulatory environment in which the Company operates; and
o An elaborate description of the Company's operating results and its liquidity and capital resources.

All Versatel's reporting is in the English language. Versatel anticipates to become part of the special segment "Next Economy" that will be created by Euronext Exchanges. This will also require reporting in the English language. Versatel therefore, decided that, similar to last year, its Annual Report will only be published in English. A translation in Dutch of the "CEO's overview" is available and can be requested by email to pr@versatel.nl or by written request to the Company.

Versatel Telecom International N.V.
Hullenbergweg 101
1101 CL Amsterdam Zuidoost
Tel: +31 20 750 1000
Fax: +31 20 750 1001
Website: www.versatel.com

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          Part II Recommendation of the Board of Supervisory Directors

             Recommendation of the Board of Supervisory Directors of
                       Versatel Telecom International N.V.
                     to the General Meeting of Shareholders
--------------------------------------------------------------------------------


In accordance with Article 31 section 3 of the Articles of Association of the Company, the Board of Supervisory Directors of Versatel is pleased to recommend the adoption of the annual accounts for the year 2000.

The annual accounts are accompanied by an unqualified auditor's opinion issued by Arthur Andersen, appointed by the General Meeting of Shareholders.

The annual accounts have been signed by the Board of Management and the Board of Supervisory Directors.

The annual accounts are accompanied by the annual report compiled by the Board of Management and by the information to be added in accordance with Article 392 section 1 of Book 2 of the Dutch Civil Code.

On May 12, 2000, during the Annual Meeting of Shareholders, the number of Supervisory Board Directors was increased from four to six. Mr. Mohaupt was appointed as fifth member of the Board of Supervisory Directors. On September 29, 2000, Mr. Mesch resigned as Managing Director of the Company. Mr. Raithatha took over the position of Managing Director of Versatel. Subsequently, Mr. Mesch was appointed as sixth member and Chairman of the Board of Supervisory Directors. Mr. Van Doorne was appointed as Deputy-Chairman by the Board of Supervisory Directors.

In this financial year, the Board of Supervisory Directors has held 14 meetings in the presence of the Board of Management. The most important issues that were discussed were the budget, the strategy, the operational development, the financing of the Company's business and the termination of the VersaPoint joint venture with NorthPoint. In addition, matters such as the performance of various parts of the Company, the risks facing the Company, possible and actual acquisitions such as KomTel and Compath, large investments such as VersaPoint, several offerings of the Company's securities, and the strategic medium- and long-term planning were discussed.

As is customary, in this financial year the Board of Supervisory Directors also met without the presence of the Board of Management and - among other things - discussed its own performance, the relationship between the Board of Management and the Board of Supervisory Directors, the transition to a new Managing Director, the composition and the assessment of the Board of Management as well as their remuneration.

The Board of Supervisory Directors advises the General Meeting of Shareholders to adopt the annual accounts.

Corporate Governance

The Board of Supervisory Directors and the Board of Management of Versatel subscribe in general to the recommendations of the Committee on Corporate Governance in The Netherlands, dated June 25, 1997.

The Board of Supervisory Directors has drafted a meeting schedule for the financial year 2001.


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


The Board of Supervisory Directors is pleased with the overall results of the past financial year. Versatel has strengthened its position in the telecommunications market enormously. The Board of Supervisory Directors appreciates the enormous dedication with which all employees have contributed to the continuing successful expansion of Versatel's business.


Amsterdam, March 8, 2001



The Board of Supervisory Directors


Mr. Gary Mesch                              Chairman

Mr. Leo van Doorne                          Deputy Chairman

Mr. Hans Wackwitz

Mr. Sander van Brummelen

Mr. James Meadows

Mr. Jorg Mohaupt




                                       7
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                             Part III CEO's Overview

CEO's Overview


It has been an eventful year for Versatel Telecom International N.V. (hereafter:
"Versatel", or "the Company").

Awards

Versatel was awarded the "ECTA Quality of Service Award 2000" at the European Telecom 2000 Conference on April 11, 2000, in Vienna. This award recognizes the ECTA Member Company that provides the best quality of service of voice traffic on its network, as determined by an independent research company.

In addition, out of the 18 IPO's on the Amsterdam Stock Exchange during 1999, Versatel was awarded the "1999 IPO of the Year" on April 7, 2000, in Bussum, The Netherlands.

Acquisitions

Versatel completed several acquisitions during 2000, including the acquisition of KomTel, an alternative fiber optic network operator in the Schleswig-Holstein and Hamburg regions of Northern Germany, gaining access to over 1,000 km of fiber optic network in these regions.

Financing

Versatel raised approximately Euro 870 million in additional financing in the first quarter of 2000. As a result, the Company had Euro 1,178 million in cash and cash equivalents at December 31, 2000.

Financial results

Revenue was Euro 181.5 million in 2000, in increase of 210.0 percent compared with 1999. The total number of business customers increased to over 58,000 at the end of 2000 from 15,000 at the end of 1999. On-net revenues for Versatel were Euro 88.2 million or 50.6 percent of total revenues for 2000 (excluding the duct sales in the second and fourth quarter of 2000) compared to 44.4 percent in 1999.

For the year ended December 31, 2000, the gross margin was 26.4 percent, compared to 22.0 percent in 1999. The increase in gross margin was primarily due to the increase in on-net connections, the replacement of fixed costs related to leased lines with Versatel's network and the one-time duct sales.

For the year ended December 31, 2000, sales general & administrative ("SG&A") expenses totaled Euro 213.4 million, or 117.6 percent of revenues, compared with Euro 82.8 million or 141.5 percent of revenues in 1999. Versatel is very pleased that SG&A expenses for the fourth quarter of 2000 have decreased in both absolute and percentage terms over the previous two quarters. Versatel was able to effect this rationalization through cost control measures designed to maximize both our growth and funding horizons. Versatel plans to continue this rationalization as the Company evolves from its start-up stage to a more professional environment to create efficient future growth.

For the year ended December 31, 2000, the adjusted EBITDA loss (loss before interest expense, income taxes, depreciation, amortization and foreign exchange gain/loss) was Euro 165.5 million compared with Euro 69.9 million in 1999. The Company's adjusted EBITDA losses for the fourth quarter of 2000 were at the lowest level since the fourth quarter of 1999.

The net loss for the year ended December 31, 2000 was Euro 421.3 million, compared to Euro 197.9 million in 1999.

Versatel's capital expenditure for 2000 was Euro 466.9 million compared to 173.8 million in 1999. Capital expenditures in the fourth quarter of 2000 included approximately Euro 66.1 million in commitments originally targeted for 2001 due to an accelerated build-out of the Versatel network and Versatel's policy to recognize full project costs on commencement of construction rather than on cash dispersal.

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

Of these accelerated commitments, approximately Euro 31.4 million was related to SDH and DWDM upgrades, Euro 9.1 million was for fiber purchases to central offices ("CO's") in Germany and Euro 17.9 million for in-region CO's built in Germany that were previously the responsibility of VersaPoint. As a result, Versatel expects capital expenditures to decrease to Euro 225-275 million in 2001.

Network

The year 2000 was a landmark year for Versatel as Versatel substantially completed its backbone in the Benelux and began to see significant growth in its direct fiber business. The progress that the team has made in the previous six months is at the heart of the Company's future success. Versatel is just beginning to realize the scope and scale of its network as the demand for broadband services continues to expand. Versatel has positioned itself at the forefront of the broadband revolution in the Benelux and the management team's directive is to focus all of its attention on expanding direct access services.

Versatel's local access extensions continued to grow during the year with more than 100 new extensions added to reach a total of 44 business park rings, 23 city rings and 61 near overlay sections. For the year ended December 31, 2000, Versatel had 925 km of local access extensions in the Benelux and 646 km in Germany for a total of 1,571 km.

In addition to the local access build-out, Versatel continued to expand its network in The Netherlands by completing the construction of a fifth fiber optic carrier ring called the "Gelderland Ring" consisting of 560 km of fiber connecting the cities of Utrecht, Den Bosch, Eindhoven, Venlo, Nijmegen, Deventer, Zwolle and Amersfoort.

Versatel continued to expand its provisioning efficiency in the fourth quarter of 2000 by connecting 336 new buildings directly over its own fiber to the Versatel network in the Benelux and Germany. In the month of December alone, Versatel connected 93 buildings to its network in The Netherlands. For the year ended December 31, 2000, Versatel connected a total of more than 650 buildings in the Benelux and 135 in Germany compared to 1999 when 178 buildings were connected to Versatel's fiber network.

Restructuring

Due to the rapid growth Versatel experienced in 1999 and 2000 and the cost structure that was previously needed to realize this growth in the start-up stage of the Company's lifecycle, Versatel has developed a cost structure that is not commensurate with its current operational targets. Therefore, as Versatel intends to refocus on cost efficiency and high quality direct access services in 2001, it has become necessary to restructure the organization.

It is expected that this restructering will lead to a reduction of approximately 300 jobs in The Netherlands, Belgium and Germany in 2001. Versatel will attempt to effect these job reductions, as much as possible, through ordinary employee attrition, but involuntary terminations will probably be unavoidable. As a result of this restructuring, Versatel expects to recognize a one-time charge of approximately Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. Total annual SG&A savings are estimated to be approximately Euro 15 million with Euro 10 million of these savings expected to be realized in 2001 (before the one-time charge) starting in the second quarter of 2001.

Due to the above mentioned restructuring and cost reductions already planned for 2001, Versatel anticipates that SG&A expenses will total between Euro 170 to Euro 180 million in 2001 (exclusive of non-cash stock options charges), compared to Euro 206.4 million (exclusive of Euro 7.0 million of non-cash stock options charges) in 2000, a decrease of between 13 and 18 percent.

Consumer Internet Operations

The year 2000 was eventful for Versatel's consumer Internet groups, Zon and Sonne. Versatel launched Sonne, a flat-fee subscription based Internet service offering, in Germany in August, but was forced to shut down the service in late September due to its inability to control the excess demand for services and negotiate a wholesale flat-fee contract with Deutsche Telekom. Through regulatory pressure, Deutsche Telekom has since been forced to provide wholesale interconnect rates to ISP's, but given Versatel's current focus on the its core direct access CLEC operations, the Company has no intention of reintroducing Sonne's services.

For Zon, 2000 was a successful year as it continued to grow and approached the 1 million subscriber milestone just 16 months after its launch in September 1999, a benchmark that it has since surpassed. For the year, Zon accounted for 1,965 million terminating minutes of Internet traffic. Zon is currently launching a broadband product over DSL targeted at the higher-end users of the consumer market. This DSL broadband product will supplement the current dial-in product.

In addition, Zon was declared the "Best Buy" by The Dutch Consumer Association in the January issue 2001 of its magazine `De Consumentengids' after a test among 24 Dutch Internet service providers. The Dutch Consumer Association based the award on the ease with which the subscriber could log-on to the Internet, the organization of the helpdesk, the speed of the connection and the service the subscribers were offered.

VersaPoint

In April 2000, Versatel launched VersaPoint in a joint venture with NorthPoint Communications Group, Inc., a U.S. based DSL service provider. VersaPoint was created to provide wholesale DSL services to communications providers in The Netherlands, Germany, France, United Kingdom and Belgium. However, at the end of December 2000, Versatel announced the purchase of NorthPoint's 50 percent stake in VersaPoint for a one time payment of Euro 7.0 million to settle all inter-company payables owed to NorthPoint by VersaPoint and provide Versatel with a license to utilize NorthPoint's Operating Support System in its current form.

In conjunction with this transaction, Versatel has restructured the VersaPoint business to facilitate integration into the Versatel organization. Accordingly, the pan-European and wholesale scope of the original VersaPoint venture has been altered to match Versatel's retail operations in the Benelux and northwestern regions in Germany. Operations in France, the UK and in Germany outside Versatel's target region have been terminated.

Versatel took a Euro 12.8 million write-off of assets in the fourth quarter primarily to account for CO's that were obtained outside of Versatel's target region in Germany. An additional Euro 9.8 million of goodwill will be amortized. This will bring the total write-off related to VersaPoint to Euro 22.6 million and not the Euro 30 million that Versatel had estimated in its earlier press release relating to the VersaPoint purchase.

At the end of 2000, Versatel had built-out 81 CO's in The Netherlands and 159 in Germany with DSL equipment; of these, 62 were operational in The Netherlands and 42 in Germany. All of these CO's are in Versatel's target region.

Management

In the third quarter of 2000, Versatel's shareholders approved a change in leadership as Raj Raithatha assumed the position of Chief Executive Officer at Versatel from Gary Mesch after a planned transition period. Mr. Raithatha, formerly the Chief Financial Officer (CFO) of Versatel, assumed his duties as of October 2000. Mr. Gary Mesch joined the Supervisory Board and assumed the non-executive Chairman's position replacing Leo van Doorne. Mr. Van Doorne remained a member of the Supervisory Board.

In addition, Versatel appointed Philippe Santin as the CFO filling the position that Mr. Raithatha vacated. Aad Beekhuis was appointed Chief Operations Officer
(COO) in June 2000.

As part of the restructuring of the Executive Board, Jan van Berne, VP Legal and Corporate Affairs and Daniel Hayes, Chief Information Officer, were newly appointed as members. Mr. Van Berne has been with Versatel for two years and Mr. Hayes joined Versatel from Andersen Consulting in May 2000. Marc van der Heijden, Versatel's co-founder and Chief Regulatory Counsel, remained a member of the Executive Board.

In December 2000, Greg Mesch, the former Chief Operations Officer and most recently head of Versatel's Internet Group, resigned from Versatel, effective May 1, 2001. After helping to build the

Company in its early days and most recently handling the restructuring of the consumer Internet operations, Mr. Greg Mesch has decided to return to the United States. His resignation was mutually agreed upon with the Company and was due to personal reasons and the strategic direction Versatel is currently pursuing, with a core focus on its direct access CLEC.

Financial Outlook 2001

Versatel has announced financial guidance for revenue, gross margin, adjusted EBITDA losses and capital expenditures for 2001. The following statements are based on Versatel's current expectations. These statements are forward-looking and actual results may differ materially.

o Versatel expects revenue in 2001 to grow by 66 percent to 71 percent from Euro 181.5 million in 2000;

o Versatel expects gross margin as a percentage of revenue for 2001 to be between 36 percent and 38 percent;

o Versatel expects SG&A expenses (before the non-cash impact of stock option expenses) in 2001 to decline by 13 percent to 17 percent from Euro 206.4 million (before non-cash stock option expenses of Euro 7.0 million) in 2000;

o Versatel expects capital expenditures in 2001 to decline by 41 percent to 52 percent from capital expenditures ofEuro 466.9 million in 2000.

Versatel believes that it will be able to grow its revenues and margins further in 2001 through its continued focus on its core direct access business and the implementation of cost control measures designed to rationalize both SG&A and capital expenditures. Through this growth and its restructuring initiative Versatel continues to believe that it will be able to achieve its break-even adjusted EBITDA target by the first quarter of 2002 and remains comfortable with its funding horizon of 24 to 36 months, with a view to stretch this even further as a result of our cost control efforts.

In particular in view of all these changes - both internal and external - the Executive Board is pleased with the overall results of the Company and looks forward to grow the talent present within the Company and to grow the business to the fullest.

Amsterdam, March 8, 2001


/s/  Raj M. Raithatha
---------------------------
The Executive Board
Raj M. Raithatha

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                          Part IV Financial Statements

                       Versatel Telecom International N.V.


                        Consolidated Financial Statements

Consolidated Balance Sheet
at December 31, 2000

(Before appropriation of net result)
(Currency - thousands of euro)



                                                                                2000                 1999
                                                                              ---------            ---------
                                                                                 Euro                     Euro
ASSETS

Fixed assets
Intangible fixed assets.......................................                  287,098              225,228
Tangible fixed assets.........................................                  767,157              314,497
Financial fixed assets........................................                   11,003               14,344
                                                                         --------------       --------------
       Total fixed assets.....................................                1,065,258              554,069
                                                                         --------------       --------------

Current assets
Inventory.....................................................                    9,804                2,028
                                                                         --------------       --------------

Accounts receivable
Trade.........................................................                   74,807               13,377
Unbilled revenues.............................................                   12,327               13,221
Other receivables and prepaid expenses........................                   51,568               29,594
                                                                         --------------       --------------
                                                                                138,702               56,192
                                                                         --------------       --------------

Restricted cash...............................................                   26,009               66,049
Cash..........................................................                1,177,867              984,782
                                                                         --------------       --------------
                                                                              1,203,876            1,050,831
                                                                         --------------       --------------

       Total current assets...................................                1,352,382            1,109,051
                                                                         --------------       --------------

       Total assets...........................................                2,417,640            1,663,120
                                                                         ==============       ==============


SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity..........................................                  341,318              507,669
                                                                         --------------       --------------

Long-term liabilities
Senior notes and convertible loans............................                1,684,642              961,527
Long-term debt................................................                   25,648                5,071
Long-term lease obligations...................................                    1,369               27,214
                                                                         --------------       --------------
       Total long-term liabilities............................                1,711,659              993,812
                                                                         --------------       --------------

Short-term liabilities
Short-term portion of long-term lease obligations.............                    1,334               14,866
Accounts payable..............................................                  128,716               71,165
Accrued liabilities...........................................                  218,152               73,249
Advance payments..............................................                   16,461                2,359
                                                                         --------------       --------------
       Total short-term liabilities...........................                  364,663              161,639
                                                                         --------------       --------------

       Total shareholders' equity and liabilities.............                2,417,640            1,663,120
                                                                         ==============       ==============


Consolidated statement of income
for the year ended December 31, 2000

(Currency - thousands of euro)


                                                                                2000                 1999
                                                                              ---------            ---------
                                                                                 Euro                     Euro

Revenues......................................................                  181,469               58,537
                                                                         --------------       --------------

Cost of revenues
Direct cost of revenues.......................................                  133,565               45,657
Wages and salaries............................................                   75,759               30,954
Social securities.............................................                   10,554                3,220
Pension cost..................................................                    1,144                  112
Advertising and marketing expenses............................                   30,009               11,648
Depreciation of tangible fixed assets.........................                   64,857               15,535
Amortization of intangible fixed assets.......................                   26,661               10,878
Other cost of revenues........................................                   95,928               36,872
                                                                         --------------       --------------
                                                                                438,477              154,876
                                                                         --------------       --------------

Operating loss................................................                 (257,008)             (96,339)
                                                                         --------------       --------------

Financial income and expense
Result from investing activities..............................                  (21,345)                   -
Interest income...............................................                   57,629               12,861
Interest expense..............................................                 (168,761)             (71,373)
Currency exchange loss........................................                  (32,695)             (43,684)
                                                                         --------------       --------------
                                                                               (165,172)            (102,196)
                                                                         --------------       --------------

Loss before taxation..........................................                 (422,180)            (198,535)

Credit from income tax .......................................                       41                  437
                                                                         --------------       --------------

Loss after taxation...........................................                 (422,139)            (198,098)

Minority interest.............................................                      792                  168
                                                                         --------------       --------------

Net loss......................................................                 (421,347)            (197,930)
                                                                         ===============      ===============


Earnings per share
for the year ended December 31, 2000

(Currency - thousands of euro, except for net loss per share)

                                                                                2000                 1999
                                                                              ---------            ---------
                                                                                 Euro                     Euro
Net loss per share (Basic and Diluted)........................                 (4.92)              (3.89)


The calculation of earnings per share is based on the net loss for the year, after deducting other finance costs of non-equity financial instruments, of Euro 421.3 million (1999 - Euro 197.9 million ) and on 85,661 thousand (1999 - 50,929 thousand) ordinary shares, being the weighted average number of ordinary shares in issue.

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Consolidated cash flow statement
for the year ended December 31, 2000

(Currency - thousands of euro)


                                                                                 2000                 1999
                                                                               ---------            ---------
                                                                                  Euro                     Euro
Cash flows from operating activities
Net loss......................................................                 (421,347)            (197,930)
Adjustments to reconcile net loss to net cash used in
operating activities
   Depreciation and amortization..............................                   91,518               26,412
   Amortization finance cost..................................                    7,928                1,817
   Currency translation movement..............................                   30,628               40,633
   Gain on sale of investments................................                   (6,511)                   -
   Interest accrual on convertible notes......................                   26,538                    -
   Stock based compensation...................................                    7,034               12,557
Changes in other operating assets and liabilities
   Accounts receivable........................................                  (53,675)              (3,579)
   Inventory..................................................                     (248)                (526)
   Prepaid expenses and other.................................                   (9,236)             (33,753)
   Accounts payable...........................................                   27,107               47,593
   Due to related parties.....................................                        -                 (366)
   Unearned revenue...........................................                   14,102               (1,479)
   Accrued liabilities........................................                   95,123               38,528
                                                                         --------------       --------------

Net cash used in operating activities.........................                 (191,039)             (70,093)
                                                                         --------------       --------------

Cash flows from investing activities
Capital expenditures..........................................                 (466,884)            (173,804)
Cash received from disposal of fixed assets...................                   16,324                    -
Finance costs capitalized.....................................                  (19,499)             (17,025)
Acquisition of business, net of cash acquired.................                 (103,540)            (281,702)
Net proceeds from sale of business............................                   13,194                    -
                                                                         --------------       --------------

Net cash used in investing activities.........................                 (560,405)            (472,531)
                                                                         --------------       --------------

Cash flows from financing activities
Payments under capital lease obligations......................                  (39,377)                   -
Proceeds from short-term loans................................                   16,061                6,975
Proceeds from long-term debt..................................                   15,504                5,070
Proceeds from senior notes and convertible loans..............                  655,611              591,674
Restricted cash...............................................                   48,768               46,368
Proceeds from exercised warrants..............................                    2,369                    -
Proceeds from exercised options...............................                    2,745                    -
Shareholder contributions.....................................                  242,848              708,504
                                                                         --------------       --------------

Net cash provided by financing activities.....................                  944,529            1,358,591
                                                                         --------------       --------------

Net increase in cash..........................................                  193,085              815,969
Cash, beginning of the year...................................                  984,782              168,813
                                                                         --------------       --------------

Cash, end of the year.........................................                1,177,867              984,782
                                                                         ==============       ==============

Notes to consolidated financial statements at December 31, 2000

(Currency - thousands of euro)

1.       General

(a)      General

Versatel Telecom International N.V. ("Versatel" or "the Company") incorporated in Amsterdam on October 10, 1995 is engaged in rendering international and national telecommunication and internet services in the Benelux region and Germany.

(b)      Additional US-listing disclosures

Versatel's ordinary shares are traded on the Euronext/AEX and its American Depository Shares ("ADS's") on the Nasdaq National Market in the United States of America. Additional disclosures made in Form 20-F item 19 for US-GAAP reporting are not included in these financial statements. A free copy of the Form 20-F item deposited at the US SEC office is available upon request at the company's office.

(c)      Financial Position and Operations

For the year ended December 31, 2000, the Company had a net loss of Euro 421.3 million. In addition, the Company has an accumulated deficit as of December 31, 2000.

Although the Company expects to incur operating losses and net losses for the foreseeable future as it incurs additional costs associated with the development and expansion of the Company's network, the expansion of its marketing and sales organization and the introduction of new telecommunications services, it has a positive working capital of Euro 987.7 million at December 31, 2000, which should enable it to continue its operations for the next 24 to 36 months.

(d)      Change of reporting currency

As of January 1, 2000, the Company published its financial statements in euro. Prior to this date, the Company published its financial statements in Dutch guilders. The Company has restated the financial statements and the notes presented herein for 1999 in euro using the fixed conversion rate of NLG 2.20371 per euro 1.00 established in connection with the implementation of the third stage of European Monetary Union.

(e)      Reclassifications

Certain prior year balances have been reclassified to conform to the current year's presentation.

2.       Principles of Consolidation

The consolidated financial statements include the financial statements of Versatel Telecom International N.V. and the following subsidiaries:

                                                                                                     Percentage
Name                                                    Legal Seat                                    Ownership
-----------------------------------------              -----------------------------------         ---------------
Versatel Telecom Europe B.V.                            Amsterdam, The Netherlands                      100%
Versatel Telecom Netherlands B.V.                       Amsterdam, The Netherlands                      100%
Versatel Telecom Belgium N.V.                           Antwerpen, Belgium                              100%
Bizztel Telematica B.V.                                 Leeuwarden, The Netherlands                     100%
CS Net B.V.                                             Waddinxveen, The Netherlands                    100%
CS Engineering B.V.                                     Waddinxveen, The Netherlands                    100%
Numedi Net N.V.                                         Mol, Belgium                                     70%
7-klapper Beheer B.V.                                   Haarlem, The Netherlands                        100%
Vuurwerk Internet B.V.                                  Haarlem, The Netherlands                        100%
Vuurwerk Access B.V.                                    Haarlem, The Netherlands                        100%
ITinera Services N.V.                                   Kortrijk, Belgium                               100%
Svianed B.V.                                            Amsterdam, The Netherlands                      100%
Zon Nederland N.V.                                      Amsterdam, The Netherlands                       92%
Versatel Deutschland Holding GmbH                       Dortmund, Germany                               100%
Versatel Deutschland Verwaltungs GmbH                   Dortmund, Germany                               100%
Versatel Deutschland GmbH & Co. KG                      Dortmund, Germany                               100%
KomTel Gesellschaft fur Kommunikations  und             Flensburg, Germany                               80%
Informationsdienste mbH ("KomTel")
KomTel Telecommunications Services GmbH                 Frankfurt, Germany                              100%
Klavertel N.V.                                          Gravenwezel, Belgium                            100%
Compath N.V.                                            Antwerpen, Belgium                              100%
Keys-Tone Communications N.V.                           Antwerpen, Belgium                              100%
MMDI N.V.                                               Antwerpen, Belgium                              100%
Versatel Internet Group N.V.                            Amsterdam, The Netherlands                      100%
Versatel Internet Group Belgium N.V.                    Wemmel, Belgium                                 100%
Versatel 3G N.V.                                        Amsterdam, The Netherlands                      100%
Versapoint N.V.                                         Amsterdam, The Netherlands                      100%
Versapoint GmbH                                         Dortmund, Germany                               100%
Versapoint Private Ltd.                                 London, United Kingdom                          100%
Versapoint B.V.                                         Amsterdam, The Netherlands                      100%
Versapoint N.V.                                         Wemmel, Belgium                                 100%
Versapoint S.A.                                         Paris, France                                   100%

The above investments are referred to as group companies. The results of the subsidiaries are included from the respective dates of acquisition or incorporation by the Company during 2000. All significant intercompany balances and transactions are eliminated in consolidation.

The relative part of total group equity and net loss attributable to third parties is included as minority interest in the consolidated balance sheet and statement of income. When the minority interest in the balance sheet is fully off-set with losses, the Company consumes the full loss.

Assets, shareholders' equity and liabilities of foreign subsidiaries not denominated in euro are for consolidation purposes translated into euro at the exchange rate at year-end. Income and expense are translated at the average exchange rate for the year. Gains and losses resulting from the translation are recorded directly in shareholders' equity.


The Company holds the following investments:

                                                                                                     Percentage
Name                                                      Legal Seat                                  Ownership
-----------------------------------------                ----------------------------------        ---------------
Hot Orange B.V.                                           Amsterdam, The Netherlands                     9%
Consumerdesk Holding B.V.                                 Amsterdam, The Netherlands                     5%
DOKOM Gesellschaft fur Telekommunikation mbH              Dortmund, Germany                              10%
RuhrNET Gesellschaft fur Telekommunikation mbH            Schwerte, Germany                              24%
BORnet GmbH                                               Stadtlohn, Germany                             5%


3.       Accounting Principles

(a)      General

The accounting principles of the company are summarized below. These accounting principles have all been applied consistently throughout the year and the preceding year.

Assets and liabilities are stated at face value unless indicated otherwise.


(b).     Foreign Currency Transactions

The Company's functional currency is the euro. Transactions involving other currencies are converted into euro using the exchange rates that are in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities, which are denominated in other currencies, are adjusted to reflect the current exchange rates. Gains or losses resulting from foreign currency re-measurements are reflected in the accompanying statements of operations.

(c)      Intangible fixed assets

Goodwill originating from the acquisition of investments represents the difference between the net asset value and the acquisition cost of the investments at the time of the acquisition. The goodwill is amortized on a straight-line basis over a period varying between 5 and 10 years.

Capitalized finance costs in connection with the issuance of long-term financing (senior notes and convertible loans) are amortized on a straight-line basis over the lifetime of the senior notes and convertible loans. Amortization is recorded as interest expense in the statement of income.

(d)      Tangible fixed assets

Tangible fixed assets are stated at the acquisition cost, less straight-line depreciation. The depreciation is calculated on the basis of acquisition cost less residual value and the estimated useful life of the related asset.

The estimated useful lives are:

Leasehold improvements                                         5  years
Telecommunications equipment                                2-30  years
Other tangible fixed assets                                  3-5  years

Tangible fixed assets operated by Versatel under a financial lease agreement are capitalized. The related debt is presented under long-term liabilities. The short-term portion is presented under accrued liabilities.

Self-manufactured assets include all direct expenses incurred (e.g. work contracted out, direct labor, and material cost). Indirect expenses which can be attributed to this activity (e.g. finance expenses) are also capitalized. Depreciation is calculated using the straight-line method over the estimated useful life into account, taking into account residual values.

(e)      Financial Fixed Assets

Investments are stated at the lower of cost and net realizable value.

Receivables are stated at face value, less an allowance for possible uncollectible accounts.

(f)      Inventory

Inventory is stated at the lower of cost or net realizable value with cost being determined on a first-in first-out basis.

(g)      Accounts receivable

Accounts receivable are stated at face value, less an allowance for possible uncollectible accounts.

(h)      Recognition of Operating Revenues and Cost of Revenues

Operating revenues are determined on the basis of the value of services rendered. Revenues are recognized when the service is rendered. Cost of revenues is recorded in the same period as revenues are recognized.

(i)      Pension cost

The pension costs relate to the cost of a defined contribution scheme. Contributions for the pensions are directly charged to the income statement.

4.       Intangible Fixed Assets

The movement in intangible fixed assets is as follows:

                                                                                 Finance
                                                               Goodwill           Costs             Total
                                                             -------------     ------------      ------------
                                                                  Euro             Euro              Euro
Book value January 1.................................             196,973           28,255           225,228
Additions............................................              72,685           19,499            92,184
Dispositions.........................................               3,653                -             3,653
Amortization.........................................              20,342            6,319            26,661
                                                           --------------    --------------   --------------

Book value December 31...............................             245,663           41,435           287,098
                                                           ==============    =============    ==============

Original cost........................................             283,300           49,893           333,193
Accumulated amortization.............................              37,637            8,458            46,095
                                                           --------------    -------------    --------------

Book value December 31...............................             245,663           41,435           287,098
                                                           ==============    =============    ==============

5.       Tangible Fixed Assets

The movement in tangible fixed assets is as follows:

                                                                             Other
                                                                            tangible
                                    Leasehold      Telecommunications         fixed       Construction
                                  Improvements         equipment              assets       in progress     Total
                                  ------------     ------------------       ---------     -------------   --------
                                      Euro                Euro               Euro            Euro           Euro
Book value January 1.........         4,386              151,141            77,167           81,803        314,497
Retirements..................            72               18,665            10,557                -         29,294
Acquisitions.................         1,157               37,639            10,820                -         49,616
Additions....................         8,856                    -            33,076          455,263        497,195
Transfers....................             -              402,088          (40,788)        (361,300)              -
Depreciation.................         2,079               47,131            15,647                -         64,857
                                     ------              -------            ------          -------        -------
Book value December 31.......        12,248              525,072            54,071          175,766        767,157
                                     ======              =======            ======          =======        =======

Original cost................        15,454              626,654            74,526          175,766        892,400
Accumulated Depreciation.....         3,206              101,582            20,455                -        125,243
                                     ------              -------            ------          -------        -------
Book value December 31.......        12,248              525,072            54,071          175,766        767,157
                                     ======              =======            ======          =======        =======


Construction in progress includes capitalized interest at a rate of 12.6% (1999
- 13.1%) per annum. The capitalized interest included in the construction in process amounted to Euro 8.8 million at December 31, 2000 (1999 - Euro 6.7 million).


6.       Financial fixed assets

The movement in financial fixed assets is as follows:

                                                                                      Other
                                                                Investments         Receivables        Total
                                                                -----------         -----------      --------
                                                                    Euro                Euro            Euro
Book value January 1.....................................               -              14,344           14,344
Acquisitions.............................................           2,361               1,242            3,603
Transfer to other receivables and prepaid expenses.......               -              (4,583)          (4,583)
Valuation adjustment.....................................          (2,361)                  -           (2,361)
                                                                  -------             -------           ------

Book value December 31...................................               -              11,003           11,003
                                                                  =======             =======           ======


The other receivables mainly relate to prepayments regarding the earn-out arrangement with the former shareholder of VEW Telnet GmbH.

7.       Inventory

The current value of the inventory does not significantly differ from its stated value.

8.       Accounts Receivable

Accounts receivable as presented under current assets mature within one year.

9.       Cash and Restricted Cash

The restricted cash balances of Euro 26.0 million at December 31, 2000 (1999 - Euro 66.1 million) include mainly amounts restricted in connection with the payment of interest to the holders of Senior Notes. Reference is made to Note 9 for a description of these Notes.

The amounts restricted in connection with interest payments to the holders of the Senior Notes include the interest to be paid until May 15, 2001 over the first and second tranch of Senior Notes.

Cash at December 31, 2000 includes short-term time deposits, mainly denominated in euro, for the amount of Euro 1,103.0 million (1999 - Euro 940.1 million). Otherwise no restrictions on usage of cash exist.

10.      Senior Notes and Convertible Loans

On May 20, 1998 and November 17, 1998 the Company issued two tranches of Senior Notes for respectively $225.0 million and $150.0 million with an interest rate of 13 1/4% due 2008, and warrants to purchase 3,000,000 (as adjusted) and 2,000,100 (as adjusted) shares respectively.

The discount on the second tranch of Senior Notes (amounting to 4%) is netted against the Notes is amortized on a straight-line basis over a period equal to the Senior Notes. The amortization charge is treated as interest expense in the income statement.

On July 23, 1999, the Company issued two tranches of Senior Notes for $180.0 million and Euro 120.0 million with an interest rate of 11.875% due 2009.

The discount on the tranches of Senior Notes (amounting to 0.727%) is netted against the Notes and is amortized over a period equal to the Senior Notes. The amortization charge is included in interest expenses using the effective rate method as interest expense in the income statement.

On December 9, 1999, the Company issued 4% Senior Convertible Notes for
Euro 300.0 million due 2004. The Convertible Notes can be converted into common shares of the Company at a conversion price of Euro 43.40. In addition to the regular interest payments, the principal of the notes increases at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

On March 30, 2000, the Company issued Euro 300.0 million 11 1/4% Senior Notes due 2010.

On March 30, 2000, the Company also issued Euro 360.0 million 4% Senior Convertible Notes due 2005. The Convertible Notes can be converted into common shares of the Company at a conversion price of Euro 60.76. In addition to the normal interest, the principal of the loan increases at 4.5% per year. However, if the conversion right is exercised, the growth of the principal lapses. No notes were converted at year-end.

Liabilities with a remaining period of more than 1 year are specified as follows:

                                                2000                                             1999
                               ---------------------------------------            ------------------------------------
                                 Remaining period more than 1 year     Interest    Remaining period more than 1 year       Interest
                                                                         rate                                                 rate
                               ------------ ------------ -------------            ------------ ------------ ----------
                                 Up to 5     More than                              Up to 5     More than
                                  years       5 Years       Total                    years       5 Years      Total
                                   Euro         Euro         Euro                     Euro         Euro        Euro
Senior Notes Due 2008.......            -      392,367      392,367        13.3%           -      364,835    364,835         13.3%
Senior Notes Due 2009.......            -      309,793      309,793        11.9%           -      297,507    297,507         11.9%
Senior Notes Due 2010.......            -      295,943      295,943        11.3%           -            -          -            -
Convertible Notes Due 2004..      314,299            -      314,299         4.0%     299,185            -    299,185          4.0%
Convertible Notes Due 2005..      372,240            -      372,240         4.0%           -            -          -            -
                               ----------   ----------   ----------               ----------   ----------   --------
                                  686,539      998,103    1,684,642                  299,185      662,342    961,527
                               ==========   ==========   ==========               ==========   ==========   ========


11.      Employee Benefit Plans

The Company has established four stock option plans: the 1997 Stock Option Plan (the "1997 Plan"), the 1998 Stock Option Plan (the "1998 Plan"), the 1999 Stock Option Plan (the "1999 Plan") and the 2000 Stock Option Plan (the "2000 Plan").

The option holder is not entitled to retain any depositary receipts received by the option holder as a result of the exercise of its option. Upon exercise of its option by the option holder, the option holder is required to offer the depositary receipts received by it to Versatel or to another party designated by Versatel, at the purchase price (as defined in the 1997 Plan). Unless otherwise specified in the particular grant of the option, the purchase price will be the fair market value of the ordinary shares minus a penalty discount. The 1997 Plan contains provisions in the event of a dispute regarding the fair market value of the ordinary shares. The penalty discount, if any, is determined by the length of employment of the particular option holder.

(a)      1997 Stock Option Plan

In December 1996, the Company's shareholders approved the 1997 Stock Option Plan. The 1997 Plan provides for the grant of options to certain key employees of Versatel to purchase ordinary shares of Versatel. Under the 1997 Plan, no options have been granted with an expiration date of more than five years after the granting of the option. The option exercise price is determined in the particular grant of the option.

As of December 31, 2000, 398,000 options to purchase 398,000 ordinary shares had been granted under the 1997 Plan and Versatel does not intend to grant any more options under the 1997 Plan. As of December 31, 2000, 323,000 options granted under the 1997 Plan had been exercised for a total of 323,000 shares.

(b)      1998 Stock Option Plan

In March 1998, the Company's shareholders approved the 1998 Stock Option Plan. The 1998 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option. The Company reserved 5,000,000 ordinary shares for issuance under the 1998 Stock Option Plan.

As of December 31, 2000, 5,000,000 options to purchase 5,000,000 ordinary shares have been granted under the 1998 Plan and the Company does not intend to grant any more options under the 1998 Plan. As of December 31, 2000, 3,435,716 options have been exercised for a total of 3,435,716 shares.

(c)      1999 Stock Option Plan

In January 1999, the Company's shareholders approved the 1999 Stock Option Plan. The 1999 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence at the date of the grant and will last five years. The option exercise price is determined in the particular grant of the option. The Company reserved 2,500,000 ordinary shares for issuance under the 1999 stock option plan.

As of December 31, 2000, 1,908,500 options to purchase 1,908,500 ordinary shares have been granted under the 1999 Plan. The Company does not expect to grant any more options under the 1999 Plan. The company expects to grant the remaining 591,500 options under the terms and conditions of the 2000 Plan. As of December 31, 2000, 335,910 options granted under the 1999 Plan had been exercised for a total of 335,910 shares.

(d)      2000 Stock Option Plan

In December 1999, the Company's supervisory board approved the 2000 Stock Option Plan. The 2000 Plan allows Versatel to grant options to employees to purchase ordinary shares of Versatel. The option period will commence two years after the date of the grant and will last five years. The option exercise price shall be determined by Versatel. The Company has reserved 3,000,000 ordinary shares for issuance under the 2000 Plan.

As of December 31, 2000, 2,538,850 options to purchase 2,538,850 ordinary shares have been granted under the 2000 Plan. Versatel expects to grant the remaining 461,150 options under the 2000 Stock Option Plan along with the 591,500 options remaining under the 1999 plan, in 2001. As of

December 31, 2000, 67,000 options granted under the 2000 Plan had been exercised for a total of 67,000 shares.

All costs related to stock option plans are included in wages and salaries.

12.      Lease Obligations

Versatel entered into a master lease agreement with a finance company to lease certain telecommunications and EDP equipment.

Commitments for minimum rentals under non-cancelable leases per December 31, 2000 are as follows:

                                                                           Euro

         2001.....................................................        16,311
         2002.....................................................        15,969
         2003.....................................................           801
         2004.....................................................         6,039
         2005.....................................................         6,039
         2006.....................................................           432
                                                                         -------
         Total minimum lease payments.............................        45,591
         Less amount representing interest........................        10,422
                                                                         -------
         Present value of net minimum lease payments..............        35,169
                                                                         =======


13.      Taxes

The Company and the following subsidiaries Versatel Europe B.V., Versatel Netherlands B.V., Bizztel Telematica B.V., 7-klapper Beheer B.V., VuurWerk Internet B.V., VuurWerk Access B.V., Svianed B.V., CS Net B.V. and CS Engineering B.V. constitute a fiscal unity.

The Company had tax loss carry-forwards of approximately Euro 230.0 million at December 31, 2000, which is available to reduce future tax liabilities mainly in The Netherlands. These income tax loss carry-forwards do not expire and can be utilized indefinitely under Dutch tax legislation. A valuation allowance has been established for the entire amount of the net operating loss carry-forwards due to the uncertainty of its recoverability.

14.      Rent and Operating Lease Commitments

Future minimum commitments in connection with rent and other operating lease agreements are as follows at December 31, 2000:

                                                                           Euro

         2001.....................................................        14,141
         2002.....................................................        11,195
         2003.....................................................        10,274
         2004.....................................................         7,863
         2005.....................................................         6,008
         2006 and further.........................................        28,604
                                                                          ------
                                                                          78,085


Rent and operating lease expenses amounted to approximately Euro 15.2 million in 2000.

15.      Other Commitments

Commitments in connection with the rollout of the Company's network not yet recorded on the balance sheet amount to approximately Euro 36.9 million as of December 31, 2000. Reference is made to Note 5.

Earn-out arrangements with the former shareholders of ITinera Services N.V. and VEW Telnet GmbH have been agreed-upon. Any payments resulting from this earn-out arrangement will be recorded as an adjustment to the purchase price upon the time they become certain.

16.      Personnel

The average number of personnel during the year was approximately 1,601 (1999 -
485) employed in the following functional areas:

                                                                                   2000              1999
                                                                                -----------       -----------

Network operations.....................................................                268                47
Internet operations....................................................                 98                17
Sales and marketing....................................................                190                69
General and administration.............................................              1,045               352
                                                                                ----------        ----------
                                                                                     1,601               485
                                                                                ==========        ==========


17.      Segment information

(a)      Revenues

The geographical composition of the revenues is as follows:


                                                                                   2000              1999
                                                                                -----------       -----------
                                                                                    Euro               Euro
The Netherlands........................................................            116,804            52,323
Belgium................................................................             21,634             4,417
Germany................................................................             43,031             1,797
                                                                                ----------        ----------
                                                                                   181,469         58,537
                                                                                ==========        ==========


The revenues on a service by customer type is divided as follows:


                                                                                   2000              1999
                                                                                -----------       -----------
                                                                                    Euro              Euro
Business customers
  Telephony............................................................             70,833            31,695
  Data.................................................................             25,909            14,109
  Internet.............................................................             26,378             4,942
Residential customers
  Telephony............................................................              9,012               405
  Internet.............................................................             11,650               286
Carrier Services customers
  Telephony............................................................             18,098             5,194
  Data.................................................................             10,982             1,906
  Other................................................................              8,607                 -
                                                                                ----------        ----------
                                                                                   181,469         58,537
                                                                                ==========        ==========

The company has a substantial business relationship with the Gak-Group. For the years ended December 31, 2000 and 1999, the Gak-Group accounted for 14.7% and 15.6% of Operating Revenue amounting to Euro 26.7 million and Euro 9.1 million in the respective years.

(b)      Adjusted EBITDA

Adjusted EBITDA consists of earnings (loss) before interest expense, income taxes, depreciation, amortization and foreign exchange gain (loss).

Due to the integrated nature of the Company's activities a meaningful breakdown of the Adjusted EBITDA between services per customer type is not presented here.

The Company's Adjusted EBITDA presented on a geographical basis is divided as follows:


                                                                                    2000            1999
                                                                                -------------    ------------
                                                                                     Euro            Euro
The Netherlands........................................................             (88,460)        (59,832)
Belgium................................................................             (19,183)         (9,165)
Germany................................................................             (57,847)           (930)
                                                                                  ---------       ---------
                                                                                   (165,490)        (69,927)


(c)      Tangible Fixed assets

Due to the integrated nature of our activities a meaningful breakdown of the tangible fixed assets between services per customer type is not presented here.

The Company's tangible fixed assets presented on a geographical basis is divided as follows:


                                                                                   2000              1999
                                                                                -----------       -----------
                                                                                    Euro             Euro
The Netherlands........................................................            346,494           142,317
Belgium................................................................             76,634            10,968
Germany................................................................            168,263            79,409
                                                                                ----------        ----------
                                                                                   591,391           232,694

Construction in Process................................................            175,766            81,803
                                                                                ----------        ----------
                                                                                   767,157           314,497
                                                                                ==========        ==========


18.      Legal Proceeding

Taxation on share option plan

In October 2000, the Company was informed by the Dutch public prosecutor of potential civil and criminal tax liabilities relating to certain employee stock options granted prior to the Company's initial public offering in July 1999. Although the Company consulted with its Dutch tax advisors and the Dutch tax authorities prior to issuing these options and believes that its tax treatment of these options was correct, the Company is in negotiations with the public prosecutor to settle these charges (without admitting or denying guilt). Thepublic prosecutor has indicated that he intends to seek a penalty and tax payment up to approximately Euro 15.0 million. The Company intends to vigorously challenge both the tax payment as well as the payment of any significant penalty amount.

Versatel is from time to time involved in routine litigation in the ordinary course of business. The Company believes that no currently pending litigation to which Versatel is a party will have a material adverse effect on our financial position or results of operations.

19.      Cash Flow Statement

The cash flow statement is derived from the statement of income and other changes between the opening and closing balance sheets, eliminating the effect of currency translation differences. The cash in the cash flow statement includes securities, time deposits and bankoverdrafts. Movements in provisions for assets have been included under the item provided for.

The cash balances of sold group companies are offset with the cash proceeds from sale of these subsidiaries. Variances as result of deconsolidation are excluded from the net cash from operating activities. The cash balances of purchased group companies are offset with the cash used for acquisitions of these subsidiaries.

                       Versatel Telecom International N.V.


                              Financial Statements

Balance sheet
at December 31, 2000

(Before appropriation of net result)
(Currency - Thousands of euro)

                                                                               2000                 1999
                                                                         --------------       --------------
                                                                               Euro                 Euro
ASSETS

Fixed assets
Intangible fixed assets..............................................           187,139              194,524
Financial fixed assets...............................................            57,688               46,939
                                                                         --------------       --------------
       Total fixed assets............................................           244,827              241,463
                                                                         --------------       --------------

Current assets
Accounts receivable

Group companies......................................................           622,245              211,247
Other receivables and prepaid expenses...............................            14,838               10,569
                                                                         --------------       --------------

                                                                                637,083              221,816
                                                                         --------------       --------------

Restricted cash......................................................            26,009               66,049
Cash.................................................................         1,177,704              976,992
                                                                         --------------       --------------
                                                                              1,203,713            1,043,041
                                                                         --------------       --------------

       Total current assets..........................................         1,840,796            1,264,857
                                                                         --------------       --------------

       Total assets..................................................         2,085,623            1,506,320
                                                                         ==============       ==============



SHAREHOLDERS' EQUITY AND LIABILITIES

Shareholders' equity

Issued and paid-in capital...........................................             2,033                1,797
Additional paid-in capital...........................................           958,310              715,449
Warrants.............................................................               722                2,088
Legal reserve........................................................            41,435               28,170
Accumulated deficit..................................................         (239,835)             (41,905)
Net loss for the period..............................................         (421,347)            (197,930)
                                                                         --------------       --------------

       Total shareholders' equity....................................           341,318              507,669
                                                                         --------------       --------------

Long-term liabilities                                                         1,684,641              961,527
                                                                         --------------       --------------

Short-term liabilities
Accounts payable.....................................................             1,531                1,453
Accrued liabilities..................................................            58,133               35,671
                                                                         --------------       --------------
       Total short-term liabilities..................................            59,664               37,124
                                                                         --------------       --------------

       Total shareholders' equity and liabilities....................         2,085,623            1,506,320
                                                                         ==============       ==============

Statement of income
for the year ended December 31, 2000

(Currency - Thousands of euro)


                                                                               2000                 1999
                                                                         --------------        -------------
                                                                               Euro                 Euro
Loss after taxes.....................................................         (185,999)            (142,439)

Loss from investments................................................         (235,348)             (55,491)
                                                                         --------------        -------------

Net loss.............................................................         (421,347)            (197,930)
                                                                         ==============        =============


Notes to financial statements
at December 31, 2000

(Currency - Thousands of euro)


1.       General

The description of the Company's activities and the group structure, as included in the notes to the consolidated financial statements, also apply to the Company-only financial statements.

In accordance with article 402 Book 2, Part 9 of the Dutch Civil Code the statement of income is presented in abbreviated form.

2.       Accounting Principles

(a)      General

The accounting principles as described in the notes to the consolidated financial statements also apply to the Company-only financial statements, unless indicated otherwise.

(b)      Financial fixed assets

The investments in subsidiaries are stated at the net asset value of the subsidiaries if influence of significance can be exercised over the subsidiaries' operational and financial activities. The net asset value is determined on the basis of the accounting principles as applied by the Company.

3.       Intangible Fixed Assets

The movement in intangible fixed assets is as follows:

                                                                                 Finance
                                                              Goodwill            Costs             Total
                                                            --------------    ---------------    -------------
                                                                Euro               Euro              Euro
Book value January 1, 2000...........................             166,354           28,170           194,524
Additions............................................                 595           19,499            20,094
Dispositions.........................................               4,040                -             4,040
Amortization.........................................              17,205            6,234            23,439
                                                           --------------    -------------    --------------

Book value December 31, 2000.........................             145,704           41,435           187,139
                                                           ==============    =============    ==============

Original cost........................................             173,580           49,893           223,473
Accumulated amortization.............................              27,876            8,458            36,334
                                                           --------------    -------------    --------------

Book value December 31, 2000.........................             145,704           41,435           187,139
                                                           ==============    ==============   ==============

4.       Financial Fixed Assets

The movement in financial fixed assets is as follows:

                                                                                Receivables
                                                         Investments in          from Group
                                                        Group Companies          Companies             Total
                                                        -----------------    -------------------    ------------
                                                              Euro                  Euro                Euro
Balance January 1, 2000..............................        (32,045)                78,984            46,939
Additions............................................         22,945                111,360           134,305
Dispositions.........................................         30,556                      -            30,556
Loss from investments................................        235,348                      -           235,348
Increase as a result of group funding................        142,013                      -           142,013
                                                            --------                -------           -------

Balance December 31,2000.............................       (132,991)               190,344            57,353
                                                            ========                =======           =======


5.       Shareholders' Equity

The movement in shareholders' equity is as follows:


                                                                              Additional
                                                           Issued and           Paid-in
                                                         Paid-in Capital        Capital           Warrants
                                                         ----------------    --------------     -------------
                                                              Euro               Euro               Euro
Balance January 1, 2000..............................             1,797            715,449             2,088
Issuance of shares...................................               116            238,411                 -
Issuance of shares for acquisitions..................                 5              4,316                 -
Warrants exercised...................................                66              3,669            (1,366)
Options exercised....................................                49              2,696                 -
Capitalized finance costs............................                 -            (13,265)                -
Amortization of deferred compensation................                 -              7,034                 -
Appropriation of 1999 result.........................                 -                  -                 -
Net loss for the period..............................                 -                  -                 -
                                                        ---------------      -------------    --------------

Balance December 31, 2000............................             2,033            958,310               722
                                                        ===============      =============    ==============


                                            Legal            Accumulated            Net Loss
                                           Reserve             Deficit            for the Year        Total
                                        -------------    ------------------      -------------    ------------
                                             Euro               Euro                  Euro              Euro

Balance January 1, 2000.............         28,170             (41,905)            (197,930)        507,669
Issuance of shares..................              -                   -                    -         238,527
Issuance of shares for acquisitions.              -                   -                    -           4,321
Warrants exercised..................              -                   -                    -           2,369
Options exercised...................              -                   -                    -           2,745
Capitalized finance costs...........         13,265
Amortization of deferred compensation             -                   -                    -           7,034
Appropriation of 1999 result........              -            (197,930)             197,930               -
Net loss for the period.............              -                   -             (421,347        (421,347)
                                            -------           ---------             --------       ---------

Balance December 31, 2000...........         41,435           (239,835)             (421,347         341,318
                                            =======           =========             ========       =========



Ordinary shares consist of 175 million authorized ordinary shares of which 89,661,896 shares are issued and outstanding at December 31, 2000. The shares have a par value of NLG 0.05 each.

The authorized share capital of Versatel 20 million preference shares A with a par value with a par value of NLG 0.05 each, 175 million preference shares B with a par value of NLG 0.05 each and one priority share with a par value of NLG
0.05. No such shares have yet been issued.

In 2000, the Company issued 221,371 shares for a total value of Euro 4.3 million to former owners of number of acquired companies either as acquisition price or as earn-out arrangements.

On March 20, 2000 the company and some of its shareholders sold 10,200,000 ordinary shares at Euro 49.00 per share with the company selling 5,100,000 of these shares. The aggregate net proceeds for the company were Euro 238.5 million after offering expenses.

6.       Joint and Several Liability

In accordance with article 403 Book 2, Part 9 of the Dutch Civil Code the company has assumed joint and several liability for all legal transactions carried out by the following group companies:



Name                                                            Legal Seat
-----------------------------------                             ----------------
Versatel Telecom Europe B.V.                                    Amsterdam
Versatel Telecom Netherlands B.V.                               Amsterdam
Versatel Internet Group N.V.                                    Amsterdam
Versatel 3G N.V.                                                Amsterdam
Bizztel Telematica B.V.                                         Leeuwarden
CS Net B.V.                                                     Waddinxveen
CS Engineering B.V.                                             Waddinxveen
Svianed B.V.                                                    Amsterdam
7-Klapper Beheer B.V.                                           Haarlem
Vuurwerk Internet B.V.                                          Haarlem
Vuurwerk Access B.V.                                            Haarlem


The liabilities of these companies to third parties amount to Euro 113.1 million (1999 - Euro 71.7 million).


7.       Statutory Directors and Supervisory Directors

During the years ended December 31, 1999 and 2000 Versatel had one statutory director. In accordance with Article 383, Book 2, Part 9 of the Dutch Civil Code the remuneration of the statutory director is not presented. The remuneration of the supervisory directors in 2000 amounted Euro 123 (1999 - Euro 39).

                            Part V Other Information

Auditors' Report

Introduction

We have audited the financial statements of VERSATEL TELECOM INTERNATIONAL N.V., Amsterdam, for the year 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Scope

We conducted our audit in accordance with auditing standards generally accepted in The Netherlands. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements give a true and fair view of the financial position of the Company as at December 31, 2000 and of the result for the year then ended in accordance with accounting principles generally accepted in The Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of The Netherlands Civil Code.

[GRAPHIC OMITTED]
Amsterdam, The Netherlands,
March 8, 2001

Appropriation of Net Income

The Articles of Association provide that the appropriation of the net result is subject to the disposition decided upon at the Annual General Meeting of Shareholders.

Stichting Continuiteit Versatel Telecom International and Stichting Pioriteit Versatel Telecom International

On 29 August 2000 Versatel incorporated both Stichting Continuiteit Versatel Telecom International (hereinafter "Foundation Continuity") and Stichting Prioriteit Versatel Telecom International (hereinafter "Foundation Priority"). The foundations where incorporated to attend to the best interests of Versatel (including affiliates) and its business, and to ensure that influences that might affect the independence and/or the continuity and/or the identity of Versatel and its business will be resisted to the maximum of the foundations' ability, insofar those influences are conflicting with the interests of Versatel. Both foundations may achieve these objects through the acquisition and administration of shares - Foundation Continuity in particular in preference shares class B and Foundation Priority in particular in the priority share - in the capital of Versatel and the exercise of rights attached to those shares, among which in particular the voting rights.

To date, neither the preference shares B nor the priority share are issued or outstanding.

Subsequent Events

The Company has initiated an organizational restructuring which is expected to lead to a reduction of approximately 300 employees. The Company has implemented the organizational restructuring in order to realize synergies existing in the operations resulting from the increased scale.

As a result of this restructuring, Versatel expects to recognize a one-time charge of approximately Euro 7.5 million in the first quarter of 2001 to cover employee termination costs. Total annual savings in sales, general and administrative expenses are estimated to be approximately Euro 15.0 million with Euro 10.0 million, of such savings to be realized in 2001.

                                Part VI Form 20-F

The Company's Form 20-F for the year ended December 31, 2000 has been filed with the Securities and Exchange Commission on March 30, 2001 and is incorporated by reference herein.

    Part VII Report of Stichting Continuiteit Versatel Telecom International

         Report of Stichting Continuiteit Versatel Telecom International
           (Foundation Continuity Versatel Telecom International N.V.)
                     To the General Meeting of Shareholders
--------------------------------------------------------------------------------


In line with the requirements of Annex X of the AEX Listing Rules (Bijlage X AEX Fondsenreglement, hereinafter: "AEX Listing Rules"), the Board of the Foundation Continuity Versatel Telecom International (Stichting Continuiteit Versatel Telecom International, hereinafter: "Foundation Continuity") hereby reports as follows.

On August 29, 2000 Versatel Telecom International N.V. (hereinafter: "the Issuing Authority") incorporated Foundation Continuity. The foundation was incorporated to attend to the best interests of the Issuing Authority (including affiliates) and its business, and to ensure that influences that might affect the independence and/or the continuity and/or the identity of the Issuing Authority and its business will be resisted to the maximum of its ability, insofar those influences are conflicting with the interests of the Issuing Authority. Foundation Continuity may achieve these objects through the acquisition and administration of shares - in particular in preference shares class B - in the capital of the Issuing Authority and the exercise of rights attached to those shares, in particular the voting rights.

Foundation Continuity has five Board Members, the minimum number required by the AEX Listing Rules, of which one Board Member - Mr. Van Doorne - is related to the Issuing Authority. Mr. Van Doorne also acts as Supervisory Director to the Issuing Authority. The other four Board Members, Messrs. Bierstee, Van Heijningen Nanninga, Jaakke and Runderkamp are independent from the Issuing Authority. Foundation Continuity and the Issuing Authority believe that Foundation Continuity is independent of the Issuing Authority in conformity with the AEX Listing Rules.

Filed with the Issuing Authority is a list of (former) functions of the Board Members of Foundation Continuity, insofar of relevance to their voting rights in connection with the Preference Shares B.

The Board of Foundation Continuity met for the first time in December 2000. In this meeting, they decided to meet twice per annum, unless special circumstances occur. The Board Members personally do not and will not hold shares in the Issuing Authority.

To date, Foundation Continuity has not signed an option agreement with the Issuing Authority, relating to its potential interest in the Preference Shares
B. However, Foundation Continuity expects signing of the option agreement with the Issuing Authority to occur within four weeks prior to the Annual Shareholders Meeting 2001 of the Issuing Authority.


Amsterdam, March 8, 2001


The Stichting Continuiteit Versatel Telecom International
(Board of Foundation Continuity Versatel Telecom International)

Mr. Henk Bierstee                   Chairman
Mr. Leo van Doorne
Mr. Joost van Heijningen Nanninga
Mr. John Jaakke
Mr. Paul Runderkamp

     Part VIII Report of Stichting Prioriteit Versatel Telecom International

          Report of Stichting Prioriteit Versatel Telecom International
            (Foundation Priority Versatel Telecom International N.V.)
                     To the General Meeting of Shareholders
--------------------------------------------------------------------------------


In line with the requirements of Annex X of the AEX Listing Rules (Bijlage X AEX Fondsenreglement, hereinafter: "AEX Listing Rules"), the Board of Foundation Priority Versatel Telecom International (Stichting Prioriteit Versatel Telecom International, hereinafter: "Foundation Priority") hereby reports as follows.

On August 29, 2000 Versatel Telecom International N.V. (hereinafter: "the Issuing Authority") incorporated Foundation Priority. The foundation was incorporated to attend to the best interests of the Issuing Authority (including affiliates) and its business, and to ensure that influences that might affect the independence and/or the continuity and/or the identity of the Issuing Authority and its business will be resisted to the maximum of its ability, insofar those influences are conflicting with the interests of the Issuing Authority. The foundation may achieve these objects through the acquisition and administration of shares - in particular the priority share - in the capital of the Issuing Authority and the exercise of rights attached to the priority share, in particular the voting rights.

Foundation Priority has three Board Members, of which one Board Member - Mr. Van Doorne - is related to the Issuing Authority. Mr. Van Doorne also acts as Supervisory Director to the Issuing Authority. The other two (independent) Board Members are Messrs. Jaakke and Runderkamp. Foundation Priority and the Issuing Authority believe that Foundation Priority is independent of the Issuing Authority in conformity with the AEX Listing Rules.

Filed with the Issuing Authority is a list of (former) functions of the Board Members of Foundation Priority, insofar of relevance to their voting rights in connection with the Priority Share.

The Board of Foundation Priority met for the first time in December 2000. In this meeting, they decided to meet twice per annum, unless special circumstances occur. The Board Members personally do not and will not hold shares in the Issuing Authority.

To date, Foundation Priority has not signed an option agreement with the Issuing Authority, relating to its potential interest in the Priority Share. However, Foundation Priority expects signing of the option agreement with the Issuing Authority to occur within four weeks prior to the Annual Shareholders Meeting 2001 of the Issuing Authority.


Amsterdam, March 8, 2001


The International Stichting Prioriteit Versatel Telecom International (Board of Foundation Priority Versatel Telecom)

Mr. John Jaakke                     Chairman
Mr. Leo van Doorne
Mr. Paul Runderkamp

                                Part IX Glossary

Glossary

Access costs -- The costs paid by long distance carriers to the local telephone companies for accessing the local networks of the local telephone companies to originate and terminate long distance calls.

ADM (add-drop multiplexer) -- A multiplexer which controls cross connect between individual circuits by software, permitting dynamic cross connect of individual 64 kbps circuits within an El line.

ADSL (asymetrical digital subscriber line) -- A member of the digital subscriber line family of copper loop enhancing technologies (see "DSL"), ADSL is asymmetric, meaning than it provides faster transmission rates downstream than upstream.

ATM (asynchronous transfer mode) -- An international standard for high-speed broadband packet-switched networks, operating at digital transmission speeds above 1.544 Mbps.

Bandwidth -- The range of frequencies that can be passed through a medium, such as glass fibers, without distortion. The greater the bandwidth, the greater the information-carrying capacity of such medium. For fiber optic transmission, electronic transmitting devices determine the bandwidth, not the fibers themselves. Bandwidth is measured in Hertz (analog) or Bits Per Second (digital).

Bits -- The smallest unit of digital information utilized by electronic information processing, storage or transmission systems.

Bps (Bits per second) -- The basic measuring unit of speed in a digital transmission system; the number of bits that a transmission facility can convey between a sending location and a receiving location in one second.

Carrier -- A company authorized by a regulatory agency to provide communications services.

Carrier pre-selection -- The ability of end users to select the long distance or international operator of their choice prior to the time their calls are first made.

Carrier selection -- The ability of end users to select on a call-by-call basis the long distance or international operator of their choice.

Circuit switching -- A switching technique that establishes a dedicated transmission path between originating and terminating points and holds that path open for the duration of a call.

Co-location -- When an end-user or competing local telecommunications service provider locates telephone network equipment at the building that houses switches belonging to another telephone carrier, the user or competing provider is said to be "co-located" with the other telephone carrier. The advantage for the co-locating party is that it can make a direct connection to local and long distance facilities and substantially reduce access costs.

Closed User Group -- A group of customers with some affiliation with one another and which are treated for regulatory purposes as not being the public.

Connectivity -- The property of a network that allows dissimilar devices to communicate with each other.

Dark fiber -- Any installed fiber optic cable lacking a light transmission or signal, as opposed to in-service or "lit" fiber.

Dial around -- Use of carrier access numbers and/or carrier identification codes to place a call through a carrier other than the one presubscribed to the originating phone.

DSL (digital subscriber line) -- A family of technologies that provides high-bandwidth transmission over standard twisted copper wires (regular telephone lines).

DWDM (dense wavelength division multiplexing) -- A multiplexing technique allowing multiple different signals to be carried simultaneously, with transmission capacity as high as 160 Gbps, on a fiber by allocating resources according to frequency on non-overlapping frequency bands.

E1 -- The European counterpart to the North American T-1 transmission speed. The T-1 is a type of digital carrier transmitting voice or data at 1.544 Mbps. A T-1 carrier can handle up to 24 multiplexed 64 Kbps digital voice/data channels. A T-1 carrier system can use metallic cable, microwave radio or optical fiber as a transmission media.

E3 -- The European counterpart to the North American T-3 transmission speed. The T-3 is a type of digital carrier transmitting voice or data at 34 Mbps (see also "E1").

Facilities -- Transmission lines, switches and other physical components used to provide telephone service.

Facilities-based -- When a carrier owns or leases a network and facilities to run that network, services offered on it are said to be facilities-based.

Facilities-based carrier -- A company that owns or leases its international network facilities including undersea fiber optic cables and switching facilities rather than reselling time provided by another facilities-based carrier.

Fiber -- A filament, usually of glass, through which light beams carrying voice, data or video transmissions are guided.

Fiber optic -- Technology based on thin filaments of glass or other transparent materials used as the medium for transmitting coded light pulses that represent data, image and sound. Fiber optic technology offers extremely high transmission speeds. It is the medium of choice for the telecommunications industry. Fiber is immune to electrical interferences and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has more bandwidth capacity than a copper wire the width of a telephone pole.

Fiber optic ring network -- Where a network is configured in bi-directional circular fashion. If a portion of the ring malfunctions, the signal can be re-routed back the way it came, around the circle, to complete the connection.

Frame relay -- A method of achieving high-speed, packet-switched data transmissions within digital networks at transmission speeds between 56 Kbps and
1.544 Mbps.

Gbps (giga bits per second) -- A measurement of speed for digital signal transmission expressed in billions of bits per second.

Interconnect -- Connection of a telecommunications device or service to the PSTN.

Intranet -- A corporate communications system that uses the global Internet protocol for employee-to-employee communications and information transactions. An intranet allows employees of a company to access company and customer information not available to the public, receive company or customer information and communicate with other employees.

IP (Internet protocol) -- The standard that defines the information unit being passed among the host computers and packet-switched networks that make up the Internet. The Internet protocol provides the basis for packet delivery on the Internet.

IPX -- Novell NetWare connection protocol.

ISDN (integrated services digital network) -- Switched network providing end-to-end digital connectivity for simultaneous transmission of voice and/or data over multiple multiplexed communications channels and employing transmission and out-of-band signaling protocols that conform to internationally defined standards.

Kbps (thousands of bits per second) -- A measurement of speed for digital signal transmission expressed in thousands of bits per second.

LAN (local area network) -- A private data communications network linking a variety of data devices, such as computer terminals, personal computer terminals, personal computers and microcomputers, all housed in a defined building, plant or geographic area.

Local loop -- That portion of the local telephone network that connects the customer's premises to the local exchange provider's central office or switching center. This includes all the facilities starting from the customer premises interface which connects to the inside wiring and equipment at the customer premises to a terminating point within the switching wire center.

Mbps (millions of bits per second) -- A measurement of speed for digital signal transmission expressed in millions of bits per second.

MDF (main distribution frame) -- patch panel for connecting customer equipment.

Multiplexing -- An electronic or optical process that combines a large number of lower-speed transmission lines into one high-speed line by splitting the total available bandwidth of the high-speed line into narrower bands, or by allotting a common channel to several different transmitting devices, one at in sequence. Multiplexing devices are widely used in networks to improve efficiency by concentrating traffic.

NACD (network automatic call distribution) -- provides call queuing and distribution functions.

Number Portability -- The ability of end users to keep their number when changing operators.

Operating Support Systems -- A general term encompassing the electronic and manual systems used to fill orders for retail and wholesale telephone services.

PBX (private branch exchange) -- A switching system within an office building that allows calls from outside to be routed directly to the individual instead of through a central number. A PBX also allows for calling within an office by way of four-digit extensions.

Platform -- A group of unbundled network elements assembled and sold together as a package.

POP (points of presence) -- A location containing switches or other networking equipment through which users connect to a network.

Protocol -- A formal set of rules and conventions governing the formatting and relative timing of message exchange between 2 communicating points in a computer system or data communications network.

PSTN (public switched telephone network) -- A telephone network which is accessible by the public through private lines, wireless systems and pay phones.

PTT (Postal, Telephone and Telegraph Company) -- The dominant carrier or carriers in each Member State of the EU, until recently, often, but not always, government-owned or protected.

Redundancy -- Incorporation of duplicate components into a system so that a duplicate component immediately takes over if the primary components fails.

Remote Access -- A PBX feature that allows a user at an outside location to access certain PBX features, such as call answering and advance calling, by telephone. The user dials a direct distance dialing number to connect to the PBX and then dials authorization and instruction codes to get the PBX services.

Reseller -- A carrier that does not operate its own transmission facilities (although it may own its own switches or other equipment), but obtains communications services from another carrier for resale to the public for profit.

Router -- A device for interconnecting local area networks that have dissimilar operating protocols but which share a common network interconnection protocol.

Routing -- Process of selecting the correct circuit path for a message.

SDH (synchronous digital hierarchy) -- SDH is a set of standards for optical communications transmission systems that define optical rates and formats, signal characteristics, performance, management and maintenance information to be embedded within the signals and the multiplexing techniques to be employed in optical communications transmission systems. SDH facilitates the interoperability of dissimilar vendors' equipment and benefits customers by minimizing the equipment necessary for telecommunications applications. SDH also improves the reliability of the local loop connecting customers' premises to the local exchange provider, historically one of the weakest links in the service delivery.

SONET (synchronous optical network standard) -- An ultra-high-speed, fiber optic transmission standard for large-scale, fiber-based digital transmission networks that use equipment from many different manufacturers. It is the first telecom industry agreement on standardized interfaces between fiber optic transmission systems and is well on the way to becoming an international standard.

STM-1 (synchronous transport module) -- SDH notation for data transport, used for transport and connection providing capacity of 155 Mbps.

Switch -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

T1 or T3 -- see "E1" or "E3."

Telephony -- A generic term describing voice telecommunications.

Traffic -- A generic term that includes any and all calls, messages and data sent and received by means of telecommunications.

WAN (wide area network) -- a large-scale, high speed communications network used primarily for interconnecting local area and metro area networks located in different cities, states or countries.

xDSL -- a digital subscriber line providing high speed customer connection over copper pairs.

                                Hullenbergweg 101
                           1101 CL Amsterdam-Zuidoost
                                 The Netherlands




                              Tel: + 31 20 750 1000
                              Fax: + 31 20 750 1001
                            Website: www.versatel.com
















                           [VERSATEL GRAPHIC OMITTED]